UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2009

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors.  They include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; changes in the international market; the increase of the price of energy (mainly power) and the sometimes inadequate energy supply in the area where Shandong Fuwei locates, which may result in the increase of production cost, decrease of sales, and negatively influence the Company’s financial performance; uncertainty of various kinds of international barriers; uncertainty as to future profitability and its ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to the Company’s ability to successfully obtain financing and consequently continue the operation of the third BOPET production line, the construction of which has already commenced; uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; instability of power and energy supply; risks associated with possible defects and errors in its products; uncertainty as to its ability to protect and enforce its intellectual property rights; uncertainty as to its ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years and the potential impact resulting from the pending criminal litigation and related new developments to the major shareholders.  The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

On May 12, 2009, the Company announced its unaudited consolidated financial results for the three months period ended March 31, 2009.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(amounts in thousands except share and per share value)

	As of Mar. 31, 2009
	(Unaudited)		As of Dec. 31, 2008
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	22,764	3,325	15,823
Restricted cash	7,764	1,134	10,411
Accounts receivable, net	27,628	4,036	38,579
Inventory	33,222	4,853	30,589
Advance to suppliers	2,813	411	6,846
Prepayments and other receivables	1,528	223	1,857
Deferred tax assets - current	1,379	201	457
Total current assets	97,098	14,183	104,562

Plant and equipment, net	252,377	36,867	259,235
Construction in progress	321,613	46,981	319,408
Lease prepayments, net	22,376	3,269	22,507
Advanced to suppliers - Long Term	4,613	675	4,308
Goodwill	10,276	1,501	10,276
Deposit	18,808	2,747	17,613
Deferred tax assets - non current	3,566	521	1,995
Total assets	730,727	106,744	739,904

Current liabilities
Short-term borrowings	152,500	22,277	164,764
Accounts payables	23,257	3,397	23,301
Advance from customers	17,866	2,610	8,781
Accrued expenses and other payables	5,652	826	7,460
Total current liabilities	199,275	29,110	204,305

Long-term loan	15,000	2,191	5,000

Total liabilities	214,275	31,301	209,305

Shareholders’ equity
Registered capital (US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 shares issued and outstanding)	13,323	1,946	13,323
Additional paid-in capital	311,907	45,563	311,907
Statutory reserve	29,338	4,286	29,338
Retained earnings	160,835	23,495	174,970
Cumulative translation adjustment	1,049	153	1,061
Total shareholders’ equity	516,452	75,443	530,599

Total liabilities and shareholders’ equity	730,727	106,744	739,904

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009 AND 2008
(amounts in thousands except share and per share value)
(UNAUDITED)

	Three Month Period ended Mar. 31
	2009		2008
	RMB	US$	RMB
Revenue	74,517	10,885	104,034
Cost of revenue	(74,444)	(10,874)	(82,409)

Gross profit	73	11	21,625

Operating expenses
Selling expenses	(4,897)	(715)	(3,438)
Administrative expenses	(11,462)	(1,675)	(7,724)
Total operating expenses	(16,359)	(2,390)	(11,163)

Operating income/(loss)	(16,286)	(2,379)	10,463

Other income/(expense)
- Interest income	101	15	16
- Interest expense	-	-	(3,790)
- Other, net	(445)	(65)	2,241

Total other income/(expense)	(344)	(50)	(1,533)

Income/(loss) before income tax expense	(16,630)	(2,429)	8,930
Income tax benefit/(expense)	2,494	364	(993)

Net income/(loss)	(14,136)	(2,065)	7,937

Other comprehensive income
-Foreign currency translation adjustments	(11)	(2)	620

Comprehensive income	(14,147)	(2,067)	8,557

Earnings per share, basic and diluted	(1.08)	(0.16)	0.61
Weighted average number ordinary shares, basic and diluted	13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009 AND 2008
(amounts in thousands except share and per share value)
(UNAUDITED)

	Period Ended Mar. 31, 2009		Period Ended Mar. 31, 2008
	RMB	US$	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	(14,136)	(2,065)	7,937
Adjustments to reconcile net income to net cash provided by operating activities
- Depreciation of property, plant and equipment	7,284	1,064	5,909
- Amortization of intangible assets	113	17	149
- Deferred income taxes	(2,493)	(364)	-
- Bad debt expense/(recovery)	6,148	898	73
Changes in operating assets and liabilities, net of
Share capital contribution - rental and interest paid by shareholders			2,756
- Accounts receivable	9,534	1,393	856
- Inventories	(2,632)	(385)	(8,020)
- Advance to suppliers	3,728	545	-
- Prepaid expenses and other current assets	(5,579)	(815)	(18,859)
- Accounts payable	(44)	(6)	1,695
- Accrued expenses and other payables	(361)	(53)	11,667
- Advance from customers	9,086	1,327	-
- Tax payable	(1,445)	(211)	-
Net cash provided by operating activities	9,203	1,344	4,162

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(427)	(62)	(946)
Restricted cash related to trade finance	2,647	387	33,464
Addition to construction in progress	(2,205)	(322)	(25,673)
Deposit for purchase	-	-	(21,000)
Net cash (used in)/provided by investing activities	15	2	(19,155)

CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from issuance of share capital
Principal payments of short-term bank loans	(12,264)	(1,792)	(12,869)
Proceeds from short-term bank loans	10,000	1,461	11,139
Net cash provided by financing activities	(2,264)	(331)	(1,730)

Effect of foreign exchange rate changes	(13)	1	(2,770)
Net increase/(decrease) in cash and cash equivalent	6,941	1,017	(19,493)

Cash and cash equivalent
At beginning of period/year	15,823	2,308	30,909
At end of period/year	22,764	3,325	11,416

Supplemental disclosure of cash flow information
-Interest paid	1,777	260	2,966
-Income taxes paid	-	-	802

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd. (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Group.

The Group was established by certain members of the former management team and employees (the “Group Founders”) of Shandong Neo-Luck Plastics Co., Ltd (“Shandong Neo-Luck”), a company owned 59% by a PRC state-owned enterprise. Prior to filing for bankruptcy protection on September 24, 2004, Shandong Neo-Luck was engaged in the business of BOPET film production. Certain production-related assets of Shandong Neo-Luck, which had previously been mortgaged to the Bank of China, Weifang City branch (the “Mortgagee Bank”) as security for several loans extended to Shandong Neo-Luck’s affiliates, were acquired through public auction by Shandong Fuwei on October 9, 2003 for RMB156,000 as a result of the borrower’s default on various bank loans. Shandong Fuwei, established in the PRC on January 28, 2003 as a limited liability company, commenced its operations in July 2003. The principal activities of Shandong Fuwei are those relating to the design, production and distribution of plastic films. Shandong Neo-Luck was subsequently declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004.

Through its intermediate holding company, Fuwei (BVI), the Company acquired a 100% ownership interest in Shandong Fuwei on October 27, 2004 for a purchase price of RMB91,093. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) effective October 27, 2004. On December 25, 2004, Shandong Fuwei acquired additional production-related assets that were formerly owned by Shandong Neo-Luck for RMB119,280 through a public auction. Shandong Fuwei converted into a wholly-foreign owned enterprise in the PRC on January 5, 2005, with a registered capital of US$11,000 which increased to US$42,700 on December 31, 2006.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the  “SEC”) on Form 10-Q as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F. The results of the three month period ended March 31, 2009 are not necessarily indicative of the results to be expected for the full year ending December 31, 2009.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Group’s reporting currency is the Renminbi (“RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Exchange Rate Information

Foreign Currency - The Company’s principal country of operations is in the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in reporting of assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange prevailing on that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit. The Company has restricted cash of RMB7,764 million (US$1,134 million) and RMB10,411 (US$1,519) as of March 31, 2009 and December 31, 2008, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Group does not obtain collateral from customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average-weighted cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. There are as follows:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represented capital expenditure in respect of the new BOPET production line and the trial production line. No depreciation is provided in respect of construction in progress.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Goodwill

Goodwill represents the excess of purchased cost over fair value of net assets of Shandong Fuwei’s acquired business. Goodwill is evaluated for impairment annually. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill resulted in no impairment losses.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns and trade discounts. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas, respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Grants

Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

Retirement and Other Post-retirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for any product liability claims.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Standards

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management does not expect the impact of the adoption of this accounting standard to be material on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. The Company will be required to expense costs related to any acquisitions after January 1, 2009.

On March 19, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. "Use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. This has led to concerns among investors that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide enough information about how these instruments and activities affect the entity’s financial position and performance," explained Kevin Stoklosa, project manager. "By requiring additional information about how and why derivative instruments are being used, the new standard gives investors better information upon which to base their decisions." The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management does not expect the impact of the adoption of this accounting standard to be material on the consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In May of 2008, FSAB issued SFASB No.162, The Hierarchy of Generally Accepted Accounting Principles. The pronouncement mandates the GAAP hierarchy reside in the accounting literature as opposed to the audit literature. This has the practical impact of elevating FASB Statements of Financial Accounting Concepts in the GAAP hierarchy. This pronouncement will become effective 60 days following SEC approval. The Company does not believe this pronouncement will impact its financial statements.

In May of 2008, FASB issued SFASB No. 163, Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60. The scope of the statement is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The Company does not believe this pronouncement will impact its financial statements.

On January 12, 2009, FASB issued FSP EITF 99-20-01, “Amendment to the Impairment Guidance of EITF Issue No. 99-20”. This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. The FSP will be effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company does not believe this pronouncement will impact its financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 3 - ACCOUNTS RECEIVABLES, NET

Accounts receivables at March 31, 2009 and December 31, 2008 consist of the following:
	3-31-2009		12-31-2008
	RMB	US$	RMB
	(Unaudited)
Accounts receivable	31,621	4,619	41,245
Less: Allowance for doubtful accounts	(5,491)	(802)	(4,074)
	26,130	3,817	37,171
Bills receivable	1,498	219	1,408
	27,628	4,035	38,579

Bill receivables are bank’s acceptance bills, which are guaranteed by bank.

NOTE 4-INVENTORIES

Inventories at March 31, 2009 and December 31, 2008 consist of the following:
	3-31-2009		12-31-2008
	RMB	US$	RMB
	(Unaudited)
Raw materials	15,752	2,301	11,239
Work-in-progress	1,238	181	1,527
Finished goods	16,711	2,441	17,285
Consumables and spare parts	577	84	539
Inventory—impairment	(1,056)	(154)	-

	33,222	4,853	30,589

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:
	3-31-2009		12-31-2008
	RMB	US$	RMB
	(Unaudited)
Buildings	38,022	5,554	34,807
Plant and equipment	327,317	47,814	330,106
Computer equipment	1,389	203	1,387
Furniture and fixtures	5,799	847	5,799
Motor vehicles	1,739	254	1,739
	374,266	54,672	373,838
Less: accumulated depreciation	(121,888)	(17,805)	(114,604)
	252,377	36,867	259,235

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Total depreciation for the three month periods ended March 31, 2009 and 2008 was RMB7,284 (US$1,064) and RMB5,909 (US$825), respectively. For the periods three months ended March 31, 2009 and 2008, depreciation expenses were RMB6,852 (US$1,001) and RMB5,752 (US$868), respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect of the BOPET production line and the trial production line. Construction in progress was RMB 321,613 (US$ 46,981) ended March 31, 2009, and RMB319,408 (US$46,600) ended December 31, 2008, respectively.

Interest expense capitalized during the three month period ended March 31, 2009 was RMB2,107 (US$308).

NOTE 7 - LEASE PREPAYMENTS

As of March 31, 2009 and December 31, 2008, lease prepayments, net of amortization were RMB 22,376 (US$3,269) and RMB 22,507 (US$3,284), respectively.

Amortization of land use rights for the three-month period ended March 31,2009 and 2008 were RMB113 (US$17) and RMB 149 (US$22), respectively.

Amortization expenses for the next five years after March 31, 2009 are as follows:
	RMB	US$
1 year after	454	66
2 year after	454	66
3 year after	454	66
4 year after	454	66
5 year after	454	66

NOTE 8 – DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion”(“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB 50,000. In order to grow, Joyinn plans to increase its registered capital by RMB 52,000 to a total of RMB 102,000, and plans to accept Shandong Fuwei as a new shareholder to invest and buy its shares.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 8 – DEPOSIT (continued)

According to the LOI, Shandong Fuwei deposited RMB 26,000 (half of the would-be added register capital of RMB 52,000), to Joyinn as the prepayment as of March 31, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd. (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB 5,000 and returned to the Company on June 18, 2008. As of March 31, 2009, the total amount of the deposit was RMB 18,808 (US$2,747) after net of reserve.

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS

	Interest rate per	3-31-2009		12-31-2008
Lender	Annum	RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- July 16, 2008 to June 10, 2009	5.841%	82,580	12,063	82,580
- July 18, 2008 to June 23, 2009	5.841%	60,000	8,765	60,000

Weifang Commercial Bank
- January 24, 2008 to January 12, 2009	0.00%			10,000
- January 30, 2008 to January 18, 2009	0.00%			10,000
- January 13, 2009 to January 12, 2010	0.00%	10,000	1,461	-

Bank of China
- March 13, 2008 to March 13, 2009	5.45%	(80)	(12)	2,184

LONG-TERM LOANS
- December 2, 2008 to December 2, 2011	0.00%	5,000	730	5,000
- January 16, 2009 to January 12, 2012	0.00%	10,000	1,461	-
		167,500	24,468	169,764

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS (continued)

Notes:

During the years ended December 31, 2007 and 2008, the Company entered into several loan agreements with commercial banks with terms ranging from one year to three years to finance its working capital, R&D investment, construction, and foreign trade. None of the loan agreements requires the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of March 31, 2009 and December 31, 2008 were 5.84% and 6.32% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

The Company obtained new short-term loans on July 16, 2008 and July 18, 2008 for RMB 82,580 and RMB 60,000, respectively.  The maturity date of the RMB 82,580 loan is June 10, 2009, and the maturity date of the RMB 60,000 loan is June 23, 2009.  The annual interest rate is up by 10% based on the fixed benchmark interest rate of 5.31% determined by the People’s Bank of China, effective December 22, 2008.  As of March 31, 2009, the interest rate in effect is 5.841%.

The Company entered into two interest free loan agreements with the Weifang Commercial Bank for the amount of (i) RMB 10,000, effective January 13, 2009, with a maturity date of January 12, 2010; and (ii) RMB10,000, effective January 16, 2009, with a maturity date of January 12, 2012. The Company obtained from Weifang Commercial Bank a new loan of RMB5,000 on December 2, 2008, with a maturity date of December 2, 2011. All of the above loans are interest-free loans.  These are industrial development fund loans administrated by the local government of Shandong Province, and made through the Weifang Commercial Bank, to be provided to local high-and –new tech enterprises for the purpose of enhancing innovation and technical research and development and to support their development. The proceeds of these loans have been used for construction of the trial production line and for research and development.

Long-term bank loans maturity for the next three years after March 31, 2009 are as follows:

	RMB	US$
1 year after	-	-
2 year after	5,000	730
3 year after	10,000	1,461

On March 13, 2008, Shandong Fuwei recommended a foreign currency portfolio from Bank of China Weifang branch, with expectation to reduce the cost of foreign exchange for Shandong Fuwei importing raw materials. The portfolio transactions are guaranteed by RMB2,264 security deposit for one-year foreign currency loan of US$319 with an interest rate of 5.45%. The outstanding loan of US$319 matured on March 13, 2009.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10-INCOME TAX

The Company is registered in Cayman Islands and has operations primarily in two tax jurisdictions, the PRC and Cayman Islands.

The provision for income taxes from operations consists of the following for the three months periods ended March 31, 2009 and 2008:

	3-31-2009		3-31-2008
	(RMB)	(USD)	(RMB)
Cayman Islands Current Income Tax Expense (Benefit)	-	-	-

PRC Current Income Expense (Benefit)	-	-	993
Deferred Tax Expense (Benefit)	(2,494)	(364)	-

Total Provision for Income Tax	(2,494)	(364)	993

The following is a reconciliation of the provision for income taxes at the respective income tax rate to the income reflected in the Statement of Operations:

	3-31-2009	3-31-2008
Tax expense (credit) – Cayman Islands	0%	0%
Foreign income tax – PRC	15%	15%
Exempt from income tax due to tax holidays	(0)%	(0)%
Tax expense at actual rate	15%	15%

Cayman Islands Tax

Under the current law of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Pursuant to the acquisition by Fuwei (BVI), Shandong Fuwei became a wholly foreign-owned enterprise under the laws of the PRC on January 5, 2005. Accordingly, Shandong Fuwei is entitled to a new 2-year exemption and the 3-year 50% reduction for Foreign Enterprise Income Tax holiday whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempted from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. The tax holiday of Shandong Fuwei commenced in 2005. Shandong Fuwei was exempted from PRC income tax for the period from January 28, 2003 to December 31, 2006, and 50% reduction in tax rate for the year ended December 31, 2007.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10-INCOME TAX (continued)

The New Tax Law was adopted on March 16, 2007 in the PRC. Under the New Tax Law, which became effective on January 1, 2008, domestic enterprises and foreign-invested enterprises generally are subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. Shandong Fuwei was redesignated as a High-and-New Tech Enterprise in December 2008 and is enjoying the favorable income tax rate of 15% pursuant to the Enterprise Income Tax Law.

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate (the statutory tax rate of the Company’s principal subsidiary). For the periods ended March 31, 2009 and December 31, 2008, the Company’s effective tax rates were both at 15% rate for High-and-New Tech Enterprise located in the Development District of national level in China. The effective income tax rate for the three month period ended March 31, 2009 and 2008 were 15.0% and 11.1%, respectively.

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of March 31, 2009 and December 31, 2008 are presented below.

	3-31-2009		12-31-2008
	RMB	USD	RMB
Current
Accounts receivable	132	19	(80)
Other receivables	1,247	182	538
	1,379	201	457

Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	1958	286	1,993
Construction in progress, principally due to capitalized interest	738	108	422
Lease prepayments, principally due to differences in charges	(418)	(61)	(420)
Net operating loss carryforward	1,288	188	0
	3,566	521	1,995

Net deferred income tax assets	4,945	722	2,452

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10-INCOME TAX (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB12,544 prior to 2031. Shandong Fuwei was under tax concession period for the period from January 28, 2003 to December 31, 2006. The profit before taxation for Shandong Fuwei for the years ended December 31, 2006, 2007 and 2008 was RMB69,933 (US$8,961), RMB51,941 (US$7,120) and RMB 21,124 (US$ 3,082), respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

Effect of Adoption of FASB Interpretation No. 48 (Fin 48), “Accounting for Uncertainly in Income Taxes

In 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, which clarifies the application of SFAS 109 by defining a criterion that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and provides guidance on measurement, recognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transition provisions, the Company adopted FIN 48, effective January 1, 2007.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of March 31, 2009 is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of March 31, 2009, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 11- EARNINGS PER SHARE

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS.

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

The weighted average number of shares used to calculate EPS was 13,062,500 for the three months periods ended March 31, 2009 and 2008 respectively, and reflect only the shares outstanding for those periods.

The Company uses the treasury stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock at March 31, 2009, the options were anti-dilutive and were not included when computing diluted earning per share.

Basic and diluted net loss per share were RMB1.08 ($0.16) for the three months periods ended March 31, 2009 and earning per share were RMB0.61 (US$0.08) for the three months periods ended March 31, 2008.

The Company adopted SFAS No. 123 (Revised 2004), Share Based Payment ("SFAS No. 123R"), under the modified-prospective transition method on January 1, 2006. SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of SFAS No. 123R includes share-based compensation based on the grant-date fair value determined in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for all share-based payments granted prior to and not yet vested as of January 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with SFAS No. 123R for all share-based payments granted after January 1, 2006. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method proscribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and allowed under the original provisions of SFAS No. 123.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 12 - STOCK OPTION PLAN

On December 22, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the initial public offering, or IPO, of the Company. The stock option is exercisable at an exercise price equal to US$10.35 per ordinary shares and expires on December 22, 2011. The stock option and ordinary shares underlying the stock option may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of six months from the effective date. The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

Fair value of shares on measurement date	US$ 8.28 per share
Expected volatility	57.26%
Expected dividends	0.00%
Expected term (in years)	5
Risk-free rate	4.56%

The fair value of the Company’s shares was estimated based on the IPO price of US$8.28 per share. The expected volatility is estimated by reference to the historical volatility of comparable companies listed on the Nasdaq Global Market. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

As of March 31, 2009, there was no unrecognized compensation costs related to unvested stock options.

Following is a summary of the stock option activity:

	Options outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2008	187,500	$10.35	$-
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, March 31,2009	187,500	$10.35	$-

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 12 - STOCK OPTION PLAN (continued)

Following is a summary of the status of options outstanding at March 31, 2009:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$10.35	187,500	3. 25	$10.35	187,500	$10.35

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Commitments

Shandong Fuwei is operating a rental BOPET production line with Shandong Weifang Legang Food Co., Ltd. (“Legang”) for a term of three years, which began in April 2007. The operating leases also include, among other things, the Company’s rental of a warehouse, offices and staff quarters. The term of these leases typically ranges from 1 to 3 years, and are renewable, subject to renegotiation of terms, upon expiration. Due to the global financial crisis, the sales price kept declining which result in great loss in the first quarter of 2009. In March 2009 Shandong Fuwei stopped leasing the production line.  The two parties agreed that the Leasing Agreement would be terminated in April 2009 and Shandong Fuwei is not required to pay any rental fees for the leasing production line from then on.

Contingencies

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (the “ICC”) in which DMT sought monetary damages against Shandong Neo-Luck of approximately US$1,250 plus interest relating to a claim of partial non-payment for the DMT production line Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that despite arguments made to the ICC that Company should not be a party to the proceeding, the arbitration should proceed with Fuwei as the respondent pending adjudication of issues relating to jurisdiction and liability.

A hearing was held by the ICC in November 2007. Subsequent to the hearing, at the invitation of Weifang Neoluck (Group) Co., Ltd (“Neoluck Group”), the original majority shareholder of Shandong Neo-Luck, the Neoluck Group and DMT engaged in efforts to achieve a settlement of the pending arbitration on January 18, 2008. Shandong Fuwei joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (continued)

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008.  As of March 31, 2009, US$90 was still left unpaid. As agreed by the Service Agreement, the remaining US$90 must be paid within 60 days after the commencement of services described in the Service Agreement.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900 in RMB by delivery of a bank draft to DMT. In late April, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT  in two installments. The Neoluck Group paid the first installment equal to US$ 450 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450 was to be paid in installments by the end of December 2008. As of March 31, 2009, Neoluck Group has paid US$ 250 and still has US$200 outstanding to DMT.

In the event the arbitration proceedings continue as a result of non-performance of the payment obligation, it is possible for the arbitral tribunal for the ICC International Court of Arbitration to rule in favor of DMT, which might result in a liability for Fuwei for the amount claimed plus interest. However, any possible liability regarding DMT’s claim should be reduced by the amount previously paid to DMT in connection with the above-described settlement. It should be noted further in such event that Fuwei might have sustainable claims for damages as against the Neoluck Group for its  failure to perform its obligations under the Settlement Agreement.

HKG Arbitration

At December 31, 2007, Hampden Kent Group LLC had threatened the Company with an arbitration, seeking a penalty fee in the amount of US$ 3,800, relating to services allegedly performed by HKG in attempting to provide financing to Fuwei pursuant to an August 19, 2006 letter agreement (the "Letter Agreement") between the parties.  Pursuant to the Letter Agreement, any dispute between the parties would be arbitrated by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules. Pursuant to these rules, a demand for arbitration must be filed with the AAA regional office together with a filing fee by the claimant, in this case, HKG.

In December 2007, HKG filed a demand for arbitration with the International Centre for Dispute Resolution of the AAA (“AAA/ICDR”). On January 28, 2008, the AAA/ICDR informed us that an arbitration process would commence in accordance with its rules.  On February 18, 2008, HKG submitted an Amended Demand for Arbitration and Statement of Claim.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (continued)

On March 14, 2008, the Company submitted its answering statement and counterclaim in response to HKG's Amended Demand for Arbitration and Statement of Claim. The Company denied HKG's claims for breach of contract and breach of the covenant of good faith and fair dealing as legally and factually without merit and asserted various defenses. The Company also asserted a counterclaim against HKG for breach of the Letter Agreement, seeking to recover the over US$300 in fees and costs paid to HKG and other consequential damages.

On March 27, 2008, HKG submitted a letter in reply to the Company's counterclaim, generally denying the allegations and claims made by the Company.

At the request of HKG, the Company had agreed to attempt to resolve this dispute through mediation. A neutral mediator was appointed by the AAA/ICDR. On April 24, 2008, HKG unilaterally cancelled the mediation and sought to proceed with the arbitration. A panel of three arbitrators (the “Panel”) was appointed, and a hearing on the parties’ respective claims was scheduled to commence on September 22, 2008.   By orders dated September 9, 2008 and September 15, 2008, the Panel suspended the hearing pending receipt of a full deposit of the outstanding fees.  On November 7, 2008, the Panel advised that if payment of the outstanding fees was not remitted on or before February 6, 2009, the case would be terminated for nonpayment on that date.  This deadline was twice extended. By order dated February 23, 2009, the Panel directed that if payment of the full deposit was not remitted to the ICDR on or before March 23, 2009, the case would be terminated for nonpayment, and no further extensions would be contemplated by the Panel.

On March 27, 2009, the Panel issued an order that this arbitration proceeding was terminated for nonpayment of the deposits due in accordance with Sections R-52 and R-54 of the Commercial Arbitration Rules of the American Arbitration Association. The Company has not been ordered to pay any amount to HKG.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all purchasers of the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors, and shareholders violated the Securities Act of 1933.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (continued)

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all purchasers of the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO on December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters, and certain of its executives violated Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 by misrepresenting or omitting material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders.  The Court appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled, In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters (the “Underwriter Defendants”) — Maxim Group LLC, WR Hambrecht + Co., and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, have moved to dismiss the claims asserted against them.

Pursuant to a scheduling order entered by the Court on February 19, 2008, the parties named as defendants in the consolidated class action were required to answer or otherwise respond to the Amended Complaint on or before April 30, 2008.  The Court subsequently extended defendants’ time to respond to the Amended Complaint to May 14, 2008.

The Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.  The Underwriter Defendants separately moved to dismiss the Amended Complaint.  Both motions have been fully briefed, and the parties await the Court's decision.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang, and Zhou were served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (continued)

As discussed in Note 16, on March 10, 2009, the Company became aware of the initial verdict issued by the Jinan Intermediate People’s Court in the city of Jinan, Shandong Province, concerning the Company’s three major shareholders, Messrs. Jun Yin, Duo Wang, and Tongju Zhou.  The verdict finds the three major shareholders guilty of the crime of misappropriation of state-owned assets relating to tens of millions of RMBs’ worth of assets during the reorganization of Shandong Neoluck Plastics Co., Ltd. The court sentenced Mr. Yin to death, with a stay of execution for two years.  Messrs. Zhou and Wang each received a sentence of life imprisonment.  All of the personal property of these three shareholders will be confiscated by the Chinese government. They all challenged the verdict and appealed to it at present. Messrs. Yin, Wang, and Zhou have no involvement in Fuwei’s day-to-day operations.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou, and requested that the Court take judicial notice of  this press release in adjudicating the pending motions to dismiss.  Plaintiffs argued that the initial verdict supports their claim that the DMT and Bruckner production lines were wrongfully transferred from Shandong Neo-Luck Plastics Co., Ltd. to the Company.  By letter dated March 24, 2009, counsel for the Company and Messrs. He and Stulga submitted a response in opposition to Plaintiffs’ March 17, 2009 letter.  To date, the Court has not ruled on the pending motions to dismiss.  All discovery is stayed pending such ruling.

The Company’s management believes that the allegations are without merit. The Company intends to defend itself vigorously against the claims and has engaged a law firm in this regard.  However, the Company's management is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter.  As of March 31, 2009, the Company has not accrued any liability in connection with these litigations except for the defense expenses.

NOTE 14 - MAJOR CUSTOMERS AND VENDORS

There were no major customers which accounted over 10% of the total net revenue for the three months period ended March 31, 2009 and 2008.

One vendor provided approximately 45.2% of the Company’s raw materials for the three months ended March 31, 2009. The Company had RMB2,184 (US$319) advance to the vendor as of March 31, 2009. Two vendors provided approximately 63.6% of the Company’s raw materials for the three months ended March 31, 2009 with each vendor individually accounting for about 48.0% and 15.5%, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 15 - OTHER EVENT, SUBSEQUENT EVENT AND LITIGATION PREVIOUSLY REPORTED

At March 10, 2009, the Company became aware of the initial verdict issued by the Jinan Intermediate People's Court in the city of Jinan, Shandong Province, concerning the Company's three major shareholders, Messrs. Jun Yin, Duo Wang, and Tongju Zhou.  The verdict finds the three major shareholders guilty of the crime of misappropriation of state-owned assets relating to tens of millions of RMBs' worth of assets during the reorganization of Shandong Neoluck Plastics Co., Ltd.  The court sentenced Mr. Yin to death, with a stay of execution for two years.  The other two defendants, Messrs. Zhou and Wang, each received a sentence of life imprisonment.  All of the personal property of the three individuals will be confiscated by the Chinese government.  They all challenged the verdict and appealed to it at present.  None of these individuals is currently involved in Fuwei's day-to-day operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Results of operations for the three month period ended March 31, 2009 compared to March 31, 2008

We have been adversely affected by the global financial crisis which began in the fourth quarter of 2008, with the impact being more significant on us in the first quarter of 2009.  Our operating results has declined due to the further decrease of demand in the domestic market especially the sharp decline of demand for high value-added specialty films and the decrease of overseas sales, as well as the greater competition in the marketplace.  Our operating results have also declined as a result of  forced closing our leased production line during the first quarter of 2009 due to significant decline in its profitability.  In the first quarter of 2009, we have taken actions, including reducing the number of employees, reducing expenses and closing office in Japan, in order to improve our profitability and lessen the adverse effect on our business caused by the global financial crisis.  However, if the economy does not recover, we may continue to face such declines.  Due to the foregoing reasons, our operating results in the first quarter of 2009 has significantly declined compared to the same period of 2008.  The Chinese government has taken actions to stimulate industries vital to the country, such as increasing the export tax rebate rate of BOPET polyester film from 5% to 11%.The increase in the  export tax rebate rate of BOPET film may play a positive role in increasing our exports.  However, the increase of our overseas sale will depend on the general demand for products in the overseas markets. In addition, some countries have adopted policies, such as trade protectionism which may adversely affect our export.

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three Month Period Ended March 31,2009	Three Month Period Ended March 31, 2008
	(as % of Revenue)
Gross profit	0.1	20.8
Operating expenses	22.0	10.7
Operating income/(loss)	(21.9)	10.1
Other income/(expense)	(0.5)	(1.5)
Income tax benefit/(expense)	3.4	(1.0)
Net income/(loss)	(19.0)	7.6

Revenue

The Company’s revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the three months period ended March 31, 2009 were RMB 74.5 million (US$10.9 million), compared to RMB 104.0 million (US$14.5 million) during the same period in 2008, representing a 28.4% decrease.

The sales of specialty films during the three month period ended March 31, 2009 were RMB 4.1 million (US$ 0.6million), a decrease of 87.7%, compared to the same period last year. The decline was largely attributable to the decrease in demand for luxurious packaging since the global financial crisis, which has caused a significant decline in the demand for the specialty film.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three Month Period Ended March 31, 2009			Three Month Period Ended March 31, 2008
	RMB	US$	% of Total	RMB	% of Total
Printing film	7,128	1,041	9.6	19,230	18.5
Stamping film	31,188	4,556	41.9	21,211	20.4
Metallization film	12,273	1,793	16.5	2,901	2.8
Base film for other applications	19,780	2,889	26.5	26,927	25.9
Special film	4,148	606	5.6	33,765	32.5

	74,517	10,885	100.0	104,034	100.0

Overseas sales during the three month ended March 31, 2009 were RMB 10.5 million (US$1.5million), which accounted for 14.1% of our total net revenues, as compared with RMB 24.1 million (US$3.4 million) and 23.2% in the same period in 2008, which is 56.6% lower than the same period last year. The decrease in export sales was mainly due to the decline in the overseas market demand caused by the global financial crisis, especially the decrease of demand in the United States, Europe and South Korea.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three Month Period Ended March 31, 2009			Three Month Period Ended March 31, 2008
	RMB	US$	% of Total	RMB	% of Total
Sales in China	64,034	9,354	85.9	79,899	76.8
Sales in other countries	10,483	1,531	14.1	24,135	23.2

	74,517	10,885	100.0	104,034	100.0

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three Month Period Ended March 31, 2009	Three Month Period Ended March 31, 2008
	% of total	% of total
Materials costs	71.4	78.4
Factory overhead	11.6	9.3
Power	11.5	8.2
Packaging materials	3.3	2.8
Direct labor	2.2	1.3

Cost of goods sold during the first three months of 2009 totaled RMB 74.4 million (US$10.9 million) as compared to RMB 82.4 million (US$11.5 million) for the same period in the prior year. This was 9.7% lower than the same period in 2008, mainly due to the decline in the price of the raw materials in the first three months of 2009 compared to the same period in 2008.

Gross Profit

Our gross profit was RMB 73 (US$11) for the first three months of 2009, representing a gross margin of 0.10%, as compared to a gross profit of 20.8% from the same period in 2008, a decrease of 99.7%. This was mainly due to a decrease in average sales price of our products during the first three months of 2009 compared with the same period in 2008.

Operating expenses

Operating expenses for the three months ended March 31, 2009 were RMB16.4 million (US$2.4 million), as compared to RMB5.2 million (US$0.8 million) or 46.5% higher than the same period in 2008. This increase was mainly due to increased delivery costs and increased allowances for doubtful account receivable and other receivables.

Other Income /(Expense)

Income Expense

Interest expense totaled RMB0 million (US$0 million) during the three months of 2009, net of capitalized interest of RMB 2.1 million (US$ 0.3 million) for the period ending Marh 31, 2009.

Other, Net

Other, Net from the period ending March 31, 2008 to the period ending March 31, 2009 changed primarily due to the inclusion of the sales of scrap material in the period ending March 31, 2008, and there were no such sales in the period ending March 31, 2009.

Income Tax Benefit/(expense)

During the first three months of 2009, the Company recorded an income tax benefit of RMB 2.5 million (US$ 0.3 million) compared to income tax expense of RMB 1.0 million (US$0.1 million) during the same period in 2008. This decrease was due to losses occurred in the first quarter of 2009 and the deferred income tax benefit from interest capitalized, bad debt allowances and depreciation.

Net Income/(Loss)

Net loss during the first three months of 2009 was RMB 14.1 million (US$ 2.1 million) compared to net income of RMB 7.9 million (US$1.1 million) during the same period in 2008, representing a decrease of RMB 22.1 million from the same period in 2008. The decrease was mainly due to the global financial crisis which led to a decrease in both the demand for our products and sale prices at the same time we are not able to transfer the increased cost caused by such increase in raw materials effectively.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

From 2008 to the first three months of 2009, our capital expenditures have been primarily financed through short-term and long-term borrowings from financial institutions and IPO funds. The interest rates of short-term and long-term borrowings from financial institutions during the periods from first quarter of 2008 to the first quarter of 2009 ranged from 0% to 8.22%.

We obtained new short-term loans on July 16, 2008 and July 18, 2008 for RMB 82,580 and RMB 60,000, respectively.  The maturity dates on July 16, 2008 and July 18, 2008 loans are June 10, 2009 and June 23, 2009, respectively.  The annual interest rate is up by 10% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of March 31, 2009, the interest rate in effect is 5.841%.

We entered into two interest free loan agreements with the Weifang Commercial Bank for the amount of (i)RMB10,000, effective January 13, 2009, with a maturity date of January 12, 2010; and (ii) RMB10,000, effective January 16, 2009, with the maturity date of January 12, 2012. We obtained from Weifang Commercial Bank a new loan of RMB5,000 on December 2, 2008, with a maturity date of December 2, 2011. All of the above loans are interest-free loans.  These are industrial development fund loans administrated by the local government of Shandong Province, and made through the Weifang Commercial Bank, to be provided to local high-and –new tech enterprises for the purpose of enhancing innovation and technical research and development and to support their development. The proceeds of these loans have been used for the construction of the trial production line and for research and development.

On March 13, 2008, Shandong Fuwei recommended a foreign currency portfolio from Bank of China Weifang branch, with an expectation to reduce the cost of foreign exchange for Shandong Fuwei importing raw materials. The portfolio transactions are guaranteed by RMB2,264 security deposit for one-year foreign currency loan of US$319 with an interest rates of 5.45%. The outstanding US$319 was matured on March 13, 2009.

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

Operating Activities

Net cash flows provided by operating activities for the three months ended March 31, 2009, was RMB 9.2 million (US$ 1.3 million) compared to net cash flows used by operating activities of RMB 4.2 million (US0.6 million) for the three months ended March 31, 2008, which is an increase of RMB5 million (US$0.7million). This increase in cash flows from operating activities was attributable primarily to the decrease of accounts receivable.

Working Capital

As of March 31, 2009 and December 31, 2008, the Company had negative working capital of RMB 103.6 million (US$15.1 million) and RMB 100.2 million (US$14.6 million), respectively. Although we have material negative working capital, the short-term current liability is mainly due to the short-term bank loans, which amounted to RMB152.5 million (US$22.3 million).  We have entered into negotiations with our lenders to extend the maturity date of these loans.

We anticipate that we will have adequate working capital in the foreseeable future. However, we may wish to borrow additional capital or sell our common stock to realize additional funds in order to expand and grow our operations.

Contractual Obligations

The following table is a summary of the Company's contractual obligations as of March 31, 2009 (in thousands RMB):

	Payments due by period
		Less than 1	1-3	3-5	More than 5
Contractual obligations	Total	year	Years	Years	years

Rental obligations	243	243
Purchase obligations	134,400	134,400

Total	134,643	134,643

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 12, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: May 13, 2009